Room 4561

November 29, 2007

Mr. Robert M. Lewis
Chief Financial Officer
iMergent, Inc.
754 East Technology Avenue
Orem, UT 84097

> **Re:** **iMergent, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2007**
> **Filed September 5, 2007**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed October 24, 2007**
> **File No. 001-32277**

Dear Mr. Lewis:

We have reviewed the above referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation

Liquidity and Capital Resources, page 37

1. We note that you are currently involved in litigation with the State of California which may require you to register under the SAMP Act in order to engage in

certain sales in California. Please advise as to what percentage of your revenue is derived from sales in the State of California and how you considered the disclosures required by Item 303(a) of Regulation S-K with respect to whether your reported financial information, in light of the litigation, may not necessarily be indicative of future operating results or of your future financial condition. See Instruction No. 3 to Item 303(a) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data

Management's Annual Report on Internal Control Over Financial Reporting, page 42

2.   Your management report on internal control over financial reporting should contain a statement that your registered public accounting firm that audited the financial statements included in the annual report containing the disclosure required by Item 308(a) of Regulation S-K has issued an attestation report on your internal control over financial reporting. See Item 308(a)(4) of Regulation S-K.

Notes to Consolidated Financial Statements

Note 7. Commitments and Contingencies

Legal Proceedings, page 63

3.   We note your disclosures regarding your various legal proceedings. Please tell us how you considered the disclosures required by paragraphs 9 and 10 of SFAS 5 for each litigation matter.

Note 13. Quarterly Financial Information (unaudited), page 67

4.   Please explain to us how your disclosures comply with Item 302(a)(1) of Regulation S-K which requires you to present gross profit within selected quarterly financial data.

Item 15. Exhibits, Financial Statements and Schedules, page 70

5.   For documents that are incorporated by reference, please ensure in future filings that the location of all documents incorporated by reference can be determined by referencing the exhibit index. We note that the date the Form 10-K containing your 2003 Equity Incentive Plan was filed is omitted.

Signatures, page 70

6.   Form 10-K must be signed by the registrant, and on behalf of the registrant by its principal executive officer or officers, its principal financial officer or officers, its

controller or principal accounting officer, and by at least the majority of the board of directors or persons performing similar functions. See General Instruction D to Form 10-K and amend your Form 10-K accordingly.

Definitive Proxy Statement on Schedule 14A

Certain Relationships and Related Transactions, page 6

7.   You provide minimal discussion and analysis of your policies and procedures for dealing with transactions with related persons. Your future filings should describe in detail your policies and procedures for the review, approval, or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K. Examples include, among other things, the types of transactions that are covered by such policies and procedures and the persons or groups of persons on the board of directors or otherwise who are responsible for applying such policies and procedures. See Item 404(b) of Regulation S-K.

Compensation Discussion and Analysis, page 15

8.   Your compensation discussion and analysis should provide an expanded analysis of how you arrived at and why you paid each particular level of compensation for 2007.   For example, although you provide disclosure relating to the company's compensation philosophies and objectives, there is minimal discussion and analysis of how the Committee determined specific long-term equity awards and short-term company operating performance bonuses. We would expect to see a more focused discussion that provides substantive analysis and insight into how the Committee made actual payout determinations for the fiscal year for which compensation is being reported. Refer to paragraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. You should provide complete discussions of the specific factors considered by the Committee in ultimately approving these and other forms of compensation, including the reasons why the Committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions.

9.   Please provide clear disclosure that addresses how each compensation component and your decisions regarding these elements fit into your overall compensation objectives and their impact regarding other elements. See Item 402(b)(1)(vi) of Regulation S-K. Clarify whether you review each element of compensation independently or whether you consider each element collectively with the other elements of your compensation program when establishing the various forms and levels of compensation. In doing so, please provide sufficient quantitative or qualitative disclosure as appropriate of the analyses underlying the Committee's decision to make specific compensation awards and how decisions regarding one type of award motivate the Committee to award or consider other forms of

compensation. Explain and place in context how you considered each element of compensation and why determinations with respect to one element may or may not have influenced the Committee's decisions with respect to other allocated or contemplated awards.

10.   We note that you have not provided a quantitative discussion of the terms of the necessary targets to be achieved in order for your executive officers to earn their incentive compensation. You should discuss the specific items of company performance as well as the individual objectives used to determine incentive amounts and how your incentive awards are specifically structured around such performance goals and individual objectives. Please note that qualitative goals generally need to be presented to conform to the requirements of 402(b)(2)(v). To the extent that it is appropriate to omit specific targets, you are required to provide disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K, which information is noticeably absent from your disclosure here. In this regard, broad statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are generally not sufficient. In discussing how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm. You should provide insight into the factors considered by the Committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

11.   The compensation discussion and analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1 of Commission Release No. 33-8732A. In this regard, we note wide disparities in Mr. Brandon Lewis's non-equity incentive plan compensation compared to your other named executive officers. We would expect to see a detailed analysis of how and why the compensation of your highest-paid named executive officers differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, this should be discussed on an individualized basis.

12.   You provide minimal discussion and analysis of the effect of individual performance on incentive compensation despite disclosure suggesting it is a significant factor considered by the Committee. You should provide additional detail and an analysis of how individual performance contributed to actual compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the Committee considered in its evaluation, and if applicable, how

they were weighted and factored into specific compensation decisions. You should also expand your discussion and analysis of the factors the Committee considered in establishing personal objectives for Mr. Brandon Lewis. See Item 402(b)(2)(vii) of Regulation S-K.

13.   Future filings should elaborate on the role of Mr. Brandon Lewis in compensation processes and his input during the crafting of compensation packages to include a discussion of whether or not he makes recommendations to the Committee relating to measures, targets and similar items that affect his compensation and the extent to which he attends Committee meetings.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Christine Davis at (202) 551-3408 or me at (202) 551-3451 if you have questions regarding comments on the financial statements and related matters. Please address all other questions to Michael F. Johnson at 202-551-3477.

Sincerely,

Mark Kronforst
Accounting Branch Chief